Exhibit 99.2

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact: Jason Stewart Director, Public Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: Frank Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

Thomson Announces Quarterly Dividend

(All amounts are in U.S. dollars)

STAMFORD, Conn., July 28, 2004 — Today, the Board of Directors of The Thomson Corporation (NYSE: TOC; TSX: TOC), declared a quarterly dividend on the company's common stock of $0.19 per share. The dividend is payable on September 15, 2004 to common shareholders of record as of August 19, 2004. On an annualized basis, the dividend rate is $0.76 per share.

        The Board is scheduled to review the dividend rate in the second quarter of 2005. The Thomson Corporation and its predecessor companies have made uninterrupted quarterly common stock dividend payments since 1965.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.44 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 38,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).